EXHIBIT 3.1

ARTICLES OF AMENDMENT OF

THE THIRD AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

VIEWLOCITY, INC.

Viewlocity, Inc., a corporation organized and existing under the laws of the State of Georgia (the “Corporation”), hereby certifies as follows:

1.

The name of the corporation is Viewlocity, Inc.

2.

The Corporation’s Third Amended and Restated Articles of Incorporation, as amended, are amended by deleting the first paragraph of Article V, Section (c)(2)(b) in its entirety and replacing it with the following :

(b) Treatment of Reorganizations, Consolidations, Mergers, Etc. Unless the holders of a majority of the outstanding shares of Series A Preferred waive (by consent, vote, agreement or otherwise) the application of this Section (c)(2)(b) with respect to a transaction or transactions of the type contemplated by this Section (c)(2)(b), in any merger or consolidation in which the Corporation is a constituent party (except any such merger or consolidation involving the Corporation in which the holders of capital stock of the corporation immediately prior to such merger or consolidation continue to hold immediately following such merger or consolidation at least fifty percent (50%) by voting power of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such resulting or surviving corporation), or the sale, of all or substantially all of the assets of the Corporation or any transaction or series of transactions requiring approval of the Board of Directors in which a majority of the voting capital of the Corporation is transferred (except for a Qualified Public Offering, as defined in Section 5(a) hereof):

3.

The Corporation’s Third Amended and Restated Articles of Incorporation, as amended, are further amended by adding a new Article XI as follows:

“Any action that is required or permitted to be taken at a shareholders meeting, including any consent or waiver of any provisions of the Articles of Incorporation, may be taken without a meeting if the action is taken by persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted.”

4.

These Articles of Amendment were duly adopted by the Board of Directors of the corporation on March 4, 2003.

5.

4. On April 25, 2003, the shareholders of the Corporation duly approved these Articles of Amendment in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code.

IN WITNESS WHEREOF, the corporation has caused these Articles of Amendment to be executed by a duly authorized officer on the 25th day of April 2003.

Viewlocity, Inc. By: /s/ L. ALLEN PLUNK Name: L.Allen Plunk Title: Executive Vice President and Chief Financial Officer